FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 26, 2021

Item 1

Banco Santander, S.A. (“Santander”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

OTHER RELEVANT INFORMATION

Santander hereby advises that the presentation of Grupo Santander´s results for the third quarter of 2021 will take place tomorrow, Wednesday October 27, 2021. A presentation will be given to analysts via webcast at 10:00 a.m. (Madrid time), followed by a meeting with journalists at 12:00 p.m, where applicable covid19 safety protocols will be followed.

Both events will take place at Ciudad Grupo Santander - Boadilla del Monte (Madrid). The presentation to analysts can be followed online on Santander’s corporate website, www.santander.com, and will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), 26 October 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 26, 2021	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance